EXHIBIT 99.2

LUMENIS LTD.

PROXY FOR THE 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 23, 2008
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints Aviram Steinhart, William Weisel, Ziv Levi and David Shulman and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Lumenis Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on October 14, 2008, at the 2008 Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Sunday, November 23, 2008 at 1:30 p.m. (local time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges receipt of the Notice of 2008 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

LUMENIS LTD.

NOVEMBER 23, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

œPlease detach along perforated line and mail in envelope.œ

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RE-ELECTION OF ALL DIRECTORS LISTED IN PROPOSAL 1 AND "FOR" PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN

		1.	To re-elect three directors:

			i.	Harel Beit-On	☐	☐	☐

			ii.	Yoav Doppelt	☐	☐	☐

			iii.	Eugene Davis	☐	☐	☐

		2.	To approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company and to authorize the board of directors to fix their remuneration.		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.